September 19, 2011

VIA EDGAR TRANSMISSION

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Petróleo Brasileiro S.A. – Petrobras
Form 20-F for Fiscal Year Ended December 31, 2010
Filed May 26, 2011
File No. 1-15106

Petrobras International Finance Company
Form 20-F for Fiscal Year Ended December 31, 2010
Filed May 26, 2011
File No. 1-33121

Dear Mr. Schwall:

By letter dated September 5, 2011, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual reports on Form 20-F filed on May 26, 2011, by Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) and Petrobras International Finance Company (“PifCo,” and together with Petrobras, the “Companies”).

The Commission asked the Companies to respond to such comments or to inform the Commission of when they will respond within ten (10) business days, which deadline would have elapsed today.  On September 16, 2011, counsel for the Companies contacted you by telephone in advance of that deadline in order to request a ten (10) business day extension as of the deadline.  You granted the Companies’ request.  Consequently, the Companies undertake to submit a response to the Commission’s comments on or before October 3, 2011.

Petrobras and PifCo appreciate the staff’s accommodation in this matter.

Very truly yours,

/s/ Lucas Mello
________________________________
Name: Lucas Mello
Title:   Petrobras Investor Relations Manager

cc:       Francesca L. Odell
            Cleary Gottlieb Steen & Hamilton LLP